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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                            (Amendment No.              )*

                                  SUCCESSORIES, INC.
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                                   (Name of Issuer)


                        COMMON STOCK, PAR VALUE $.01 PER SHARE
                       --------------------------------------
                           (Title of Class of Securities)


                                     864591102
              --------------------------------------------------------
                                   (CUSIP Number)


                            Marshall E. Eisenberg, Esq.
                              Neal, Gerber & Eisenberg
                 Two North LaSalle Street, Chicago, Illinois 60602
  ------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                    May 28, 1999
                          --------------------------------
                           (Date of Event which Requires
                             Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))
                           Page 1 of 6 Pages

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 CUSIP NO. 864591102                  13D                      Page 2 of 6 Pages

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  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jack Miller Family Limited Partnership #1
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                     (a) / /
                                                                     (b) /X/
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS (See Instructions)

            WC
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  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
                                                                         / /
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                   7   SOLE VOTING POWER

                            412,371
      NUMBER
                  --------------------------------------------------------------
                   8   SHARED VOTING POWER
    OF SHARES

                            0
   BENEFICIALLY
                  --------------------------------------------------------------
     OWNED BY
                   9   SOLE DISPOSITIVE POWER
       EACH
                            412,371
    REPORTING
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
      PERSON
                            0
       WITH
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            412,371
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  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                         / /
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
            5.96%  (See Item 5)
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  14   TYPE OF REPORTING PERSON (See Instructions)

            PN
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CUSIP NO. 864591102                  SCHEDULE 13D                    PAGE 3 OF 6
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ITEM 1.   SECURITY AND ISSUER

               This statement relates to 412,371 shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Successories, Inc., an Illinois corporation (the "Issuer"), which currently are convertible into 412,371 shares of common stock, par value $.01 per share of the Issuer ("Common Stock"). The Issuer's principal executive offices are located at 2520 Diehl Road, Aurora, Illinois 60504.

ITEM 2.   IDENTITY AND BACKGROUND

               This statement is filed on behalf of The Jack Miller Family Limited Partnership #1, a Delaware limited partnership (the "Reporting Person"). The business address of the Reporting Person is 100 Schelter Road, Lincolnshire, Illinois 60069. The principal business of the Reporting Person is to hold, own, transfer or otherwise deal with the shares of Preferred Stock and any other investment interests owned or that may be owned by the Reporting Person (including, but not limited to, exercising any and all management or other voting rights with respect to such investments) and any and all revenues, sales proceeds, and other receipts therefrom, and to conduct any other business or businesses as are permitted to be conducted by a limited partnership under the Delaware Revised Uniform Limited Partnership Act. The general partner of the Reporting Person is the Jack Miller Trust Dated January 18, 1984, a trust organized under the laws of the State of Illinois (the "General Partner").

               During the last five years, neither the Reporting Person nor the General Partner has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP NO. 864591102                  SCHEDULE 13D                   PAGE 4 OF 6
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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Reporting Person purchased its 412,371 shares of Preferred Stock for a total purchase price of $1,000,000. The source of such funds was capital contributions made by the partners of the Reporting Person.

ITEM 4.   PURPOSE OF THE TRANSACTION.

               The Reporting Person acquired the shares of Preferred Stock that are the subject of this Schedule 13D for investment purposes. In connection with the Reporting Person's acquisition of Preferred Stock, the Reporting Person became entitled to nominate one person for election to the board of directors of the Issuer and designated Jack Miller as its nominee. Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals that relate to or would result in any of the matters identified in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) All ownership percentages set forth herein assume that there are 6,922,988 shares of Common Stock issued and outstanding (as reported in the Issuer's Proxy Statement for it 1999 annual meeting of shareholders). The Reporting Person beneficially owns 412,371 shares of Preferred Stock, which currently are convertible into 412,371 shares of Common Stock (or 5.96% of the outstanding Common Stock).

          (b) The Reporting Person has the sole power to vote and the sole power to dispose of all 412,371 shares of Preferred Stock beneficially owned by it and the Common Stock into which the Preferred Stock is convertible.

          (c) The Reporting Person has not effected any other transactions in the Common Stock during the past 60 days.

          (d)  None.

          (e)  Not applicable.

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CUSIP NO. 864591102                  SCHEDULE 13D                    PAGE 5 OF 6
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

               In connection with the Reporting Person's purchase of Preferred Stock, the Issuer, the Reporting Person, the Howard I. Bernstein Declaration of Trust dated April 28, 1987 and Eric Achepohl entered into a Registration Rights Agreement dated May 28, 1999. The Registration Agreement provides the Reporting Person and the other shareholders who are parties thereto with certain rights to require the Issuer to register for sale the shares of Common Stock issuable to the Reporting Person and such other shareholders (i) upon conversion of the Preferred Stock, or (ii) as dividends in respect of the Preferred Stock (and, upon conversion, in respect of the Common Stock).

               The Registration Agreement also provides that, as long as any shares of the Preferred Stock remain outstanding, the Issuer shall use its best efforts to nominate one person designated by the majority of the outstanding Preferred Stock for election to the Board of Directors of the Issuer, and the Issuer shall take all actions necessary and use all reasonable endeavors to ensure such designee's election to the Board. The holders of Preferred Stock have designated Jack Miller as their initial nominee.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1: Registrations Rights Agreement dated as of May 28, 1999 among the Issuer, the Reporting Person, the Howard I. Bernstein Declaration of Trust dated April 28, 1987 and Eric Achepohl.

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CUSIP NO. 864591102                  SCHEDULE 13D                    PAGE 6 OF 6
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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  June 4, 1999

                                   JACK MILLER FAMILY LIMITED PARTNERSHIP #1

                                   By:  Jack Miller Trust Dated January 18,
                                        1984, its General Partner


                                   By:   /s/ Jack Miller
                                        ---------------------------------------
                                        Jack Miller, Trustee